United States securities and exchange commission logo





                              November 22, 2022

       Shannon E. Young III
       Executive Vice President and Chief Financial Officer
       Talos Energy Inc.
       333 Clay Street, Suite 3300
       Houston, Texas 77002

                                                        Re: Talos Energy Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 8-K filed
November 3, 2022
                                                            File No. 001-38497

       Dear Shannon E. Young III:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Risk Factors
       We are a holding company that has no material assets other than our ownership of the equity interests of Talos Production Inc., page 60

   1. You disclose here you are a holding company, and elsewhere you disclose you conduct substantially all of
your operations through subsidiaries. In view of the preceding, please explain to us your
consideration of the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation
S-X to your filing.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Supplemental Non-GAAP Measure, page 77

   2. Please expand your description of "Transaction and other expenses" in your reconciliation of Adjusted EBITDA to
quantify and provide further explanation regarding the individual components of this
adjustment. As part of your response, tell us more about the nature of
 Shannon E. Young III
FirstName LastNameShannon E. Young III
Talos Energy Inc.
Comapany 22,
November  NameTalos
              2022 Energy Inc.
November
Page 2    22, 2022 Page 2
FirstName LastName
         the restructuring expenses and cost savings initiatives. This comment is also applicable to your Form 8-K filed November 3, 2022.
Liquidity and Capital Resources, page 78

3. Revise your disclosure to clarify the nature of your capital expenditures characterized as
         "Asset management."
Notes to Consolidated Financial Statements
Note 1 - Organization, Nature of Business and Basis of Presentation Basis of Presentation and Consolidation, page F-9

4.       We note your disclosure that amounts previously included as income in
  Other    within
            Revenues and Other    are now reflected in    Other operating
(income) expense.    Please
         expand this disclosure for more specificity with regard to the nature of and reasons for this reclassification.
Note 4. Property, Plant and Equipment
Unproved Properties, page F-18

5. Revise to provide disclosure that more clearly describes the current status of your unproved properties, including the anticipated timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7)(ii) of Regulation
S-X.
Note 13 Supplemental Oil and Gas Disclosures (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and NGL Reserves, page F-36

6. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to FASB ASC 932-235-50-36.

         If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.
Form 8-K filed November 3, 2022

Exhibit 99.1
Key Highlights

7. Please revise the statement that you expect to add 78 million barrels of oil equivalent of
         Proved plus Probable reserves as categories of reserves with different levels of certainty should not be summed.
 Shannon E. Young III
FirstName LastNameShannon E. Young III
Talos Energy Inc.
Comapany 22,
November  NameTalos
              2022 Energy Inc.
November
Page 3    22, 2022 Page 3
FirstName LastName
Operational and Financial Guidance

8. Tell us how you considered whether Cash operating expenses and General & Administrative expenses presented as part of the guidance related to full year 2022 are
         non-GAAP measures. If these are non-GAAP measures, please provide disclosure consistent with Item 10(e)(1)(i) of Regulation S-K.
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

9. Please clarify how the non-GAAP measure Adjusted EBITDA excluding hedges provides useful information regarding your financial condition and results of operations. Refer to
         Item 10(e)(1)(i)(C) of Regulation S-K.
Reconciliation of Adjusted EBITDA to Free Cash Flow

10. Revise to reconcile Free Cash Flow to Net Cash Provided by Operating Activities as the
         most directly comparable GAAP measure and present Net Cash Provided by Operating
         Activities with greater prominence to comply with Items 10(e)(1)(i)(A) and (B) of
         Regulation S-K. Also, it appears that this non-GAAP measure should be renamed as you do not calculate it in the typical manner. For additional information, see Question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial
         Measures.

         In addition to the above, we note your presentation of Free Cash Flow 2021-2025 and LTM FCF Yield before and after hedges in the latest investor presentation on your website. Please tell us your consideration of Items 100(a)(1) and
(a)(2) of Regulation G.
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) and Adjusted Earnings per
Share

11. Please provide a reconciliation of Basic and Diluted EPS on Adjusted Net Income to
         GAAP Net Income (Loss) per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and
         Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
 Shannon E. Young III
Talos Energy Inc.
November 22, 2022
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.



FirstName LastNameShannon E. Young III                     Sincerely,
Comapany NameTalos Energy Inc.
                                                           Division of
Corporation Finance
November 22, 2022 Page 4                                   Office of Energy &
Transportation
FirstName LastName